Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 55 13 450* *1 202 77 29 207*
From:	Wojciech Marciniak (contact name) Chief Specialist, Investor Relations	*Phone:*	*(48 76) 747 88 74*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 747 82 05*
E-mail:			
Date:	12 May 2006	*No of sheets:*	*1*

SUPPL

Current report 27/2006

The Management Board of KGHM Polska Miedź S.A. announces that it has received, according to art. 160 of Act of the Trading in Financial Instruments dated 29 July 2005, information on the sale on 10 May 2006 by Wiktor Błądek – Vice - President of the Management Board of KGHM Polska Miedź S.A. - of 1 310 shares of KGHM Polska Miedź S.A. at the price of PLN 130 per share. These shares were sold as a result of an ordinary transaction on the Warsaw Stock Exchange. This information was prepared in Lubin on 12 May 2006.

Legal basis: art. 160, sec. 4 of Act of the Trading in Financial Instruments dated 29 July 2005 (Journal of Laws from 2005 Nr 183, item 1538)

06013492

WICEPREZES ZARZĄDU
Ireneusz Reszczyński

WICEPREZES ZARZĄDU
Marek Fusiński